NEWS RELEASE


                        [VISTEON CORPORATION LETTERHEAD]
                                                                  [VISTEON LOGO]

FOR IMMEDIATE RELEASE

VISTEON CORPORATION REPORTS FIRST QUARTER 2001 EARNINGS OF $31 MILLION; IMPLEMENTS CUSTOMER-FACING CORPORATE STRUCTURE

DEARBORN, Mich., April 20, 2001 - Despite a tougher industry climate with lower volumes, Visteon Corporation (NYSE: VC) today announced it earned $31 million, or $0.24 per share during the First Quarter of 2001. Visteon's First Quarter results compare with earnings of $147 million in the First Quarter of 2000.

First Quarter earnings are down $93 million when compared with 2000 pro forma results, which are adjusted for the effects of independence-related costs resulting from Visteon's separation from Ford Motor Company. The decline in earnings is more than accounted for by the effect of price reductions and lower production volume in North America. Lower costs were a partial offset.

First Quarter 2001 revenue was $4.7 billion, down 10 percent compared with 2000. The decrease is more than accounted for by lower sales to Ford, reflecting primarily reduced production in North America. Added revenue from new business provided a partial offset. The after-tax return on sales during the quarter was
0.8 percent.

Visteon ended the First Quarter with $1.1 billion in cash and marketable securities, maintaining the Company's strong financial position.

"We are starting the year with a strong balance sheet and a substantial increase in non-Ford wins, which shows a growing level of confidence in Visteon by an increasing number of



                                                                              1.

NEWS RELEASE


OEMs," said Visteon Chairman and Chief Executive Officer Peter J. Pestillo. "This additional new business with non-Ford customers is important to the future of Visteon because it helps us diversify our business portfolio."

The company recently announced a new customer-facing structure, which included the elimination of 1,800 jobs worldwide. The structuring, which we expect to be complete in the Second Quarter, will result in a one-time charge estimated at $135 million after taxes. This charge will be reflected in Second Quarter results and the costs recovered in a little more than a year.

Visteon Corporation is a leading full-service supplier that delivers consumer-driven technology solutions to automotive manufacturers worldwide and through multiple channels within the global automotive aftermarket. Visteon has 82,000 employees and a global delivery system of more than 130 technical, manufacturing, sales, and service facilities located in 25 countries.

                                       ###
           Additional financial detail is available at www.visteon.com



                                                                              2.

                      VISTEON CORPORATION AND SUBSIDIARIES

                        CONSOLIDATED STATEMENT OF INCOME
                  FOR THE PERIODS ENDED MARCH 31, 2001 AND 2000
                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)



                                                                                               FIRST QUARTER
                                                                                           ---------------------
                                                                                            2001           2000
                                                                                            ----           ----
                                                                                                (UNAUDITED)
SALES
   Ford and affiliates                                                                     $ 3,913       $ 4,476
   Other customers                                                                             810           749
                                                                                           -------       -------
      Total sales                                                                            4,723         5,225

COSTS AND EXPENSES (NOTE 2)
   Costs of sales                                                                            4,466         4,795
   Selling, administrative and other expenses                                                  189           177
                                                                                           -------       -------
      Total costs and expenses                                                               4,655         4,972

OPERATING INCOME                                                                                68           253

Interest income                                                                                 19            34
Interest expense                                                                                36            57
                                                                                           -------       -------
      Net interest expense                                                                     (17)          (23)
Equity in net income of affiliated companies                                                     4             7
                                                                                           -------       -------

INCOME BEFORE INCOME TAXES                                                                      55           237
Provision for income taxes                                                                      19            86
                                                                                           -------       -------

INCOME BEFORE MINORITY INTERESTS                                                                36           151
Minority interests in net income of subsidiaries                                                 5             4
                                                                                           -------       -------

NET INCOME                                                                                 $    31       $   147
                                                                                           =======       =======

Average number of shares of Common Stock outstanding (Note 3)                                  131           130

EARNINGS AND DIVIDENDS PER SHARE (NOTE 3)
   Basic and diluted                                                                       $  0.24       $  1.13
   Cash dividends                                                                          $  0.06       $     -


          The accompanying notes are part of the financial statements.

                      VISTEON CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                                  (IN MILLIONS)

                                                                                       MARCH 31,     DECEMBER 31,
                                                                                          2001           2000
                                                                                      -----------    ------------
                                                                                       (UNAUDITED)
ASSETS
Cash and cash equivalents                                                               $    940       $  1,412
Marketable securities                                                                        150             65
                                                                                        --------       --------
   Total cash and marketable securities                                                    1,090          1,477
Accounts receivable - Ford and affiliates                                                  1,863          1,333
Accounts receivable - other customers                                                        913            857
                                                                                        --------       --------
   Total receivables                                                                       2,776          2,190
Inventories (Note 4)                                                                         940            948
Deferred income taxes                                                                        194            192
Prepaid expenses and other current assets                                                    152            198
                                                                                        --------       --------
   Total current assets                                                                    5,152          5,005
Equity in net assets of affiliated companies                                                 149            142
Net property                                                                               5,416          5,497
Deferred income taxes                                                                         95            100
Other assets                                                                                 612            581
                                                                                        --------       --------

   TOTAL ASSETS                                                                         $ 11,424       $ 11,325
                                                                                        ========       ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Trade payables                                                                          $  2,138       $  1,949
Accrued liabilities                                                                          925          1,086
Income taxes payable                                                                         129            147
Debt payable within one year                                                                 640            622
                                                                                        --------       --------
   Total current liabilities                                                               3,832          3,804
Long-term debt                                                                             1,365          1,397
Other liabilities                                                                          2,702          2,601
Deferred income taxes                                                                         17             18
                                                                                        --------       --------
   Total liabilities                                                                       7,916          7,820

STOCKHOLDERS' EQUITY
Capital stock
   Preferred Stock, par value $1.00, 50 million shares authorized,
     none outstanding                                                                          -              -
   Common Stock, par value $1.00, 500 million shares authorized,
     131 million shares issued and outstanding                                               131            131
 Capital in excess of par value of stock                                                   3,311          3,311
 Accumulated other comprehensive income                                                     (199)          (179)
 Other                                                                                       (12)           (12)
 Earnings retained for use in business                                                       277            254
                                                                                        --------       --------
   Total stockholders' equity                                                              3,508          3,505
                                                                                        --------       --------

   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                           $ 11,424       $ 11,325
                                                                                        ========       ========




          The accompanying notes are part of the financial statements.

                      VISTEON CORPORATION AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                  FOR THE PERIODS ENDED MARCH 31, 2001 AND 2000
                                  (IN MILLIONS)



                                                                                               FIRST QUARTER
                                                                                           ---------------------
                                                                                            2001           2000
                                                                                            ----           ----
                                                                                                (UNAUDITED)
CASH AND CASH EQUIVALENTS AT JANUARY 1                                                     $ 1,412       $ 1,849
Cash flows used in operating activities                                                       (187)         (846)

Cash flows from investing activities
   Capital expenditures                                                                       (172)         (115)
   Purchases of securities                                                                     (85)            -
   Other                                                                                         3           (10)
                                                                                           -------       -------
      Net cash used in investing activities                                                   (254)         (125)

Cash flows from financing activities
   Cash distributions to prior owner                                                             -           (38)
   Commercial paper issuances, net                                                             (15)            -
   Proceeds from short-term debt                                                                 1           118
   Proceeds from issuance of other debt                                                         28            28
   Principal payments on other debt                                                            (31)          (50)
   Cash dividends                                                                               (8)            -
                                                                                           -------       -------
      Net cash (used in)/provided by financing activities                                      (25)           58

Effect of exchange rate changes on cash                                                         (6)            7
                                                                                           -------       -------
Net decrease in cash and cash equivalents                                                     (472)         (906)
                                                                                           -------       -------

CASH AND CASH EQUIVALENTS AT MARCH 31                                                      $   940       $   943
                                                                                           =======       =======

          The accompanying notes are part of the financial statements.

                      VISTEON CORPORATION AND SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)


         1. FINANCIAL STATEMENTS - The financial data presented herein is unaudited, but in the opinion of management reflect those adjustments necessary for a fair presentation of such information. Results for interim periods should not be considered indicative of results for a full year. Reference should be made to the consolidated financial statements and accompanying notes included in the 2000 Annual Report on Form 10-K as filed with the Securities and Exchange Commission.


         Visteon Corporation ("Visteon") is a leading, global supplier of automotive systems, modules and components. Visteon sells products primarily to global vehicle manufacturers, and also sells to the worldwide aftermarket for replacement and vehicle appearance enhancement parts. Visteon became an independent company when Ford Motor Company ("Ford") established Visteon as a wholly-owned subsidiary in January 2000 and subsequently transferred to Visteon the assets and liabilities comprising Ford's automotive components and systems business. Ford completed its spin-off of Visteon on June 28, 2000 (the "spin-off"). Prior to incorporation, Visteon operated as Ford's automotive components and systems business.


         2. SELECTED COSTS AND EXPENSES are summarized as follows:


                                                                                               FIRST QUARTER
                                                                                            -------------------
                                                                                            2001           2000
                                                                                            ----           ----
                                                                                               (IN MILLIONS)
        Depreciation                                                                        $ 140          $ 144
        Amortization                                                                           30             22
                                                                                            -----          -----
           Total                                                                            $ 170          $ 166
                                                                                            =====          =====



         3. INCOME PER SHARE OF COMMON STOCK - Basic income per share of Common Stock is calculated by dividing the income attributable to Common Stock by the average number of shares of Common Stock outstanding during the applicable period, adjusted for restricted stock. For purposes of the earnings per share calculations, 130 million shares of Common Stock are treated as outstanding for periods prior to the spin-off from Ford.


         4. INVENTORIES are summarized as follows:


                                                                                       MARCH 31,      DECEMBER 31,
                                                                                         2001             2000
                                                                                      ----------      ------------
                                                                                             (IN MILLIONS)
        Raw materials, work-in-process and supplies                                     $  803           $ 829
        Finished products                                                                  137             119
                                                                                        ------           -----
           Total inventories                                                            $  940           $ 948
                                                                                        ======           =====

        U.S. inventories                                                                $  602           $ 586


         5. COMPREHENSIVE INCOME - Other comprehensive income mainly includes foreign currency translation adjustments. Total comprehensive income is summarized as follows:


                                                                                                FIRST QUARTER
                                                                                             -------------------
                                                                                             2001           2000
                                                                                             ----           ----
                                                                                               (IN MILLIONS)
        Net income                                                                           $ 31          $ 147
        Other comprehensive income                                                            (20)           (37)
                                                                                             ----          -----

           Total comprehensive income                                                        $ 11          $ 110
                                                                                             ====          =====

                      VISTEON CORPORATION AND SUBSIDIARIES

                                   (UNAUDITED)


         6. ACCOUNTING CHANGE - Visteon adopted Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities," on January 1, 2001. SFAS 133 (as amended by SFAS 137 and 138) establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires recognition of all derivatives as either assets or liabilities on the balance sheet and measurement of the instruments at fair value. The change in fair value of a derivative is required to be recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and if so, the type of hedge transaction.


         For anticipated transactions, Visteon uses forward contracts to hedge the variability in cash flows related to exchange rate movements. Visteon uses derivatives to hedge anticipated exposures up to two years in the future. For a derivative designated as a cash flow hedge, the effective portion of the derivative's gain or loss due to a change in fair value is initially recorded as a component of other comprehensive income and subsequently reclassified into earnings when the hedged exposure affects earnings. For a derivative not designated as a hedging instrument, the gain or loss is recognized in earnings in the period of change.


         The first quarter impact of implementing this new standard on Visteon's results of operations and financial condition was not material.


         7. SEGMENT INFORMATION - Visteon's reportable operating segments are Dynamics & Energy Conversion; Comfort, Communication & Safety; and Glass. Financial information for the reportable operating segments is summarized as follows:


                                         DYNAMICS &            COMFORT,
                                           ENERGY           COMMUNICATION &                               TOTAL
                                         CONVERSION             SAFETY           GLASS        OTHER      VISTEON
                                         ----------         ---------------      -----        -----      -------
                                                                       (IN MILLIONS)
        FIRST QUARTER
        2001
        Sales                              $ 2,152             $ 2,406           $ 165        $  -      $  4,723
        Income/(loss) before taxes              13                  62              (5)        (15)           55
        Net income/(loss)                        9                  34              (2)        (10)           31
        Average assets                       5,183               5,898             294           -        11,375


        2000
        Sales                              $ 2,425             $ 2,603           $ 197        $  -      $  5,225
        Income/(loss) before taxes             106                 153              (2)        (20)          237
        Net income/(loss)                       67                  94              (1)        (13)          147
        Average assets                       5,304               6,088             728           -        12,120


         Other includes net interest expense not allocated to the reportable operating segments.


         8. SUBSEQUENT EVENT - During April 2001, Visteon eliminated about 950 U.S. staff jobs, representing about 12 percent of Visteon's U.S. salaried workforce. As part of a review of operations outside the U.S., as well as plant structure within the U.S., the company expects about 1,800 worldwide jobs to be eliminated when combined with the actions implemented in April 2001. The structuring is expected to be completed by the end of the second quarter of 2001 and will result in a one-time charge estimated at $135 million after taxes ($215 million before taxes) in the second quarter of 2001.

                      Visteon Corporation and Subsidiaries

                                SUPPLEMENTAL DATA
        (in millions, except per share amounts, percentages and as noted)


                                                                                        First Quarter
                                                                    -----------------------------------------------------
                                                                                                2001 Over/(Under)
                                                                                        ---------------------------------
                                                                       Actual              Actual             Pro Forma
                                                                        2001                2000                2000 *
                                                                    ------------        ------------        -------------
Sales
-----
     Ford and Affiliates                                            $     3,913         $      (563)        $       (563)
     Other Customers                                                        810                  61                   61
                                                                    ------------        ------------        -------------
         Total Sales                                                $     4,723         $      (502)        $       (502)
                                                                    ============        ============        =============

Depreciation & Amortization
---------------------------
     Depreciation                                                   $       140         $        (4)        $         (4)
     Amortization                                                            30                   8                    8
                                                                    ------------        ------------        -------------
         Total Depreciation & Amortization                          $       170         $         4         $          4
                                                                    ============        ============        =============

Selling, Administrative and Other Expenses
------------------------------------------
     Amount                                                         $       189         $        12         $        (15)
     Percent of Revenue                                                     4.0%                0.6 pts              0.1 pts

Operating Income                                                    $        68         $      (185)        $       (160)
----------------

Net Income                                                          $        31         $      (116)        $        (93)
----------

Earnings per Share (Basic and Diluted)                              $      0.24         $     (0.89)        $      (0.71)
------------------

Cash Dividends per Share                                            $      0.06                  NA                   NA
------------------------

Effective Tax Rate                                                           37%                  - pts                - pts
------------------

EBITDA
------
     Amount                                                         $       238         $      (181)        $       (156)
     Percent of Revenue                                                     5.0%               (3.0)pts             (2.5)pts

After Tax Returns
-----------------
     On Sales                                                               0.8%               (2.1)pts             (1.6)pts
     On Assets                                                              1.3                (3.7)                  NA
     On Equity                                                              3.5                  NA                   NA

Capital Expenditures
--------------------
     Amount                                                         $       172         $        57         $         57
     Percent of Revenue                                                     3.6%                1.4 pts              1.4 pts

Operating Cash Flow **                                              $      (359)        $       642                   NA
-------------------

Cash And Borrowing (at March 31)
------------------
     Cash and Marketable Securities                                 $     1,090         $       147         $           390
     Borrowing                                                            2,005                (447)                   (195)

--------
*   As provided in the prospectus dated June 13, 2000
**  Includes capital spending, excludes dividends, acquisitions and divestitures